TEMPUR SEALY INTERNATIONAL, INC.

1000 TEMPUR WAY

LEXINGTON, KENTUCKY 40511

July 24, 2013

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Kamyar Daneshvar

Re:	Tempur Sealy International, Inc.
Registration Statement on Form S-4 Filed June 4, 2013
File No. 333-189063

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Tempur Sealy International, Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 10:00 a.m. on July 26, 2013, or as soon thereafter as possible.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We acknowledge that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tempur Sealy International, Inc.

By:	/s/ Dale E. Williams
Name: Dale E. Williams
Title: Executive Vice President and Chief Financial Officer